Fidelity (logo) Investments®	\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\	FMR LLC 82 Devonshire Street Boston MA 02109-3614 617 563 7000

March 30, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Investments Life Insurance Company:
Fidelity Investments Variable Annuity Account I
Registration No. (333-141878)
Post-Effective Amendment No. 3 to Registration Statement on Form N-4

Ladies and Gentlemen:

Pursuant to Rule 485(b)(1)(iii) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the Registrant is Post-Effective Amendment No. 3 to the current effective Registration Statement on Form N-4. This transmission contains a conformed signature page, the manually signed original of which, is maintained at the offices of the Registrant.

The purpose of this Post-Effective Amendment No. 3 to Fidelity Investments Variable Annuity Account I is to designate a new effective date, April 29, 2009 for the previously filed Post-Effective Amendment No. 2. The prospectus, statement of additional information (SAI), and Part C are identical to those filed in Post-Effective Amendment No. 2, and the prospectus, SAI, and Part C are incorporated herein in their entirety by reference to those filed in Post-Effective Amendment No. 2.

The comments Michelle Roberts provided us will be addressed in our next 485(b) filing in April. In response to her comments, we will delete the age from the example on page vi.

Please contact the undersigned at (617) 563-4347 in connection with any questions regarding this filing.

Thank you for your attention to this matter.

Very truly yours,

/s/Amy Sacheck
Amy Sacheck
Legal Department